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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aradigm Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505103

(Cusip Number)

MPM BioEquities Adviser LLC
601 Gateway Boulevard, Suite 350
South San Francisco, CA 94080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 10, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505103

1.	Name of Reporting Person: MPM BioEquities Adviser LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,363,632 shares (1)

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 1,363,632 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,632 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.19%

14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 038505103

1.	Name of Reporting Person: Kurt von Emster		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,363,632 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,363,632 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,632 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.19%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: Robert W. Liptak		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,363,632 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,363,632 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,632 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.19%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: Luke Evnin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,363,632 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,363,632 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,632 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.19%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: Ansbert Gadicke		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,363,632 shares (1)

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,363,632 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,632 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.19%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 038505103

1.	Name of Reporting Person: MPM BioEquities Master Fund L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,363,632 shares (1)

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 1,363,632 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,632 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.19%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 038505103

1.	Name of Reporting Person: MPM BioEquities G.P. L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,363,632 shares (1)

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 1,363,632 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,632 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.19%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 038505103

1.	Name of Reporting Person: MPM BioEquities G.P. LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,363,632 shares (1)

		8.	Shared Voting Power: 0 shares

		9.	Sole Dispositive Power: 1,363,632 shares (1)

		10.	Shared Dispositive Power: 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,363,632 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.19%

14.	Type of Reporting Person (See Instructions): CO

Item 1.	Security and Issuer
This statement is being filed by MPM BioEquities Adviser LLC (“MPM Adviser”), MPM BioEquities Master Fund, L.P. (“MPM”), MPM BioEquities GP L.P. (“MPM GP”), MPM BioEquities GP LLC (“MPM LLC”) and Kurt von Emster (“von Emster”), Robert W. Liptak (“Liptak”), Luke Evnin (“Evnin”) and Ansbert Gadicke (“Gadicke”) (collectively, the “Members”). MPM Adviser is the adviser of MPM, the direct and indirect general partners of which are MPM GP and MPM LLC. The Members are the individual members of MPM Adviser. MPM Adviser, MPM, MPM GP, MPM LLC and the Members are sometimes referred to collectively herein as the “Reporting Persons.” This statement hereby amends and supplements the Report on Schedule 13D originally filed on February 20, 2003 (the “Schedule 13D”) with respect to the common stock, no par value per share (the “Common Stock”), of Aradigm Corporation (the “Issuer”). Capitalized terms used herein which are not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background
The following paragraph is added after the last paragraph of Item 2:

The obligations under the Voting Agreement have been terminated in accordance with its terms and therefore the Reporting Persons and the Other Shareholders may no longer be considered a Group for the purposes of Regulation 13D of the Act.

Item 3.	Source and Amount of Funds or Other Consideration
The following paragraph is added after the last paragraph of Item 3:

The obligations under the Voting Agreement have been terminated in accordance with its terms and therefore the Reporting Persons and the Other Shareholders may no longer be considered a Group for the purposes of Regulation 13D of the Act.

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The following paragraph is added after the last paragraph of Item 6:

The obligations under the Voting Agreement have been terminated in accordance with its terms and the transactions pursuant to the Financing Purchase Agreement and the Warrant Pricing Agreement were consummated on March 10, 2003. The Reporting Persons and the Other Shareholders may no longer be considered a Group for the purposes of Regulation 13D of the Act and the Reporting Persons disclaim any membership in such Group. Upon termination of the Voting Agreement and consummation of the Financing, the Reporting Persons are direct beneficial owners of less than 5% of the Issuer’s Common Stock and are therefore not subject to the reporting obligations under Section 13(d) of the Act.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

(1) Includes shares held through an entity advised and/or managed by MPM BioEquities Adviser LLC (“MPM Adviser”) and the general partners of such entity. MPM Adviser is the adviser of MPM BioEquities Master Fund L.P., the direct and indirect general partners of which are MPM BioEquities GP L.P. and MPM BioEquities GP LLC. The shares are held of record by MPM BioEquities Master Fund L.P. Includes 206,611 shares of Series A Convertible Preferred Stock convertible into 826,444 shares of Common Stock and 537,188 shares of Common Stock exercisable within 60 days of March 10, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2003

	MPM BIOEQUITIES ADVISER LLC		MPM BIOEQUITIES GP LLC

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin		Name: Luke B. Evnin
	Title: Manager		Title: Manager

	MPM BIOEQUITIES MASTER FUND L.P. By: MPM BIOEQUITIES GP L.P., its General Partner		MPM BIOEQUITIES GP L.P. By: MPM BIOEQUITIES GP LLC its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

/s/ Kurt von Emster

Kurt von Emster

/s/ Robert W. Liptak

Robert W. Liptak

/s/ Luke B. Evnin

Luke B. Evnin

/s/ Ansbert Gadicke

Ansbert Gadicke

EXHIBIT 1

AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Aradigm Corporation

     EXECUTED this 19th day of March, 2003.

	MPM BIOEQUITIES ADVISER LLC		MPM BIOEQUITIES GP LLC

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

	MPM BIOEQUITIES MASTER FUND L.P. By: MPM BIOEQUITIES GP L.P., its General Partner		MPM BIOEQUITIES GP L.P. By: MPM BIOEQUITIES GP LLC its General Partner

By:	/s/ Luke B. Evnin	By:	/s/ Luke B. Evnin

	Name: Luke B. Evnin Title: Manager		Name: Luke B. Evnin Title: Manager

/s/ Kurt von Emster

Kurt von Emster

/s/ Robert W. Liptak

Robert W. Liptak

/s/ Luke B. Evnin

Luke B. Evnin

/s/ Ansbert Gadicke

Ansbert Gadicke

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Comm ission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)